SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            FOR THE MONTH OF OCTOBER
                                      2002



                    FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                       Mexican Economic Development, Inc.
                 (Translation of Registrant's name into English)

                              United Mexican States
                 (Jurisdiction of incorporation or organization)


                           General Anaya No. 601 Pte.
                               Colonia Bella Vista
                           Monterrey, NL 64410 Mexico
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                         Form 20-F  x             Form 40-F
                                   ---                      ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                               Yes              No   x
                                   ---              ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82--.)

FOR FURTHER INFORMATION:

Juan Fonseca / (52) 81 83 28 62 45 / juan.fonseca@femsa.com.mx
Alan Alanis / (52) 81 83 28 62 11 / alan.alanis@femsa.com.mx
Arturo Ballester / (52) 81 83 28 61 89 / arturo.ballester@femsa.com.mx

             FEMSA REPORTS RESULTS FOR THIRD QUARTER AND NINE MONTHS
                            ENDED SEPTEMBER 30, 2002

          THIRD QUARTER CONSOLIDATED NET SALES AND OPERATING INCOME UP
                         BY 5.5% AND 13.0%, RESPECTIVELY

   Monterrey, Mexico (October 25, 2002) -- Fomento Economico
Mexicano, S.A. de C.V. ("FEMSA") (NYSE: FMX; BMV: FEMSA UBD; FEMSA
UB), the Leader in Latin Beverages, reported today consolidated revenues of Ps. 13.447 billion for the third quarter of 2002, an increase of 5.5% over the third quarter of 2001. Jose Antonio Fernandez, Chairman and Chief Executive Officer of FEMSA commented, "Once again, we delivered positive results across all our major operations, increasing revenues as well as accelerating profitability. During the quarter, we persevered with our strategy in the face of what has become a prolonged economic slump. Such a lean environment has brought the best out of our company, making us more efficient as we seek continued growth and the sustained creation of value. Staying the course with hard work and discipline, we achieved record operating margins for the quarter and are on track for yet another year of solid operational and financial performance. Furthermore, during the quarter we continued to reduce the level of consolidated net debt and we achieved a net cash balance of US$12 million. Through our conservative approach to balance sheet management, today we are in a position of considerable financial flexibility as we continue to look for avenues of growth in our core beverage operations."
   Consolidated revenue growth during the third quarter was the result of a favorable execution in all of our main operating subsidiaries, led by Coca-Cola FEMSA's strong total revenue growth of 5.3% driven by volume growth in Mexico and FEMSA Comercio's strong revenue growth of 18.0%, driven by the activity of 122 net new stores opened during the period. FEMSA Cerveza recorded total revenue growth of 0.8% as it continued to face difficult market conditions in the north of Mexico, while FEMSA Empaques recorded an increase in the sales volume of its main product categories that translated into sales growth of 10.3%.
   For the third quarter of 2002, consolidated operating income was Ps. 2.586 billion, an increase of 13.0% over the comparable period last year. Our operating performance reflects our continued efforts in cost containment as well as increased efficiency across all our subsidiaries, translating into an operating margin expansion of 120 basis points over the third quarter of 2001, to 19.2% of total revenues. Below the operating line, majority net income decreased by 22.0% to Ps. 602 million for the third quarter of 2002 compared to the same period last year, primarily due to an impairment in the value of the goodwill generated by our investments in Argentina as a result of our decision to take a more conservative accounting approach in light of that country's deteriorating macroeconomic conditions.

              UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO THE
             THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2001

   FEMSA Consolidated

   Total Revenues

   During the third quarter of 2002, our consolidated total revenues increased by 5.5% to Ps. 13.447 billion. For the nine months, our consolidated total revenues increased by 5.4% to Ps. 38.565 billion. Each of our four main operating subsidiaries posted revenue growth in the third quarter, led by FEMSA Comercio, whose 122 net new stores solidly drove its top-line, and Coca-Cola FEMSA's Mexican operations, which recorded healthy volume growth. FEMSA Empaques broke a spell of declining revenues as it encountered stronger demand for its products and a more favorable exchange rate scenario. Finally, FEMSA Cerveza's revenue results reflected only moderate increases in domestic volume and pricing, as beer demand in the northern regions continues to be affected by adverse economic conditions.

   Income from Operations

   During the third quarter of 2002, our consolidated operating expenses (including goodwill amortization and management fees paid to Labatt Brewing Company Limited ("Labatt")) increased by 4.1% to Ps.
4.348 billion. As a percentage of total revenues, consolidated operating expenses declined by 50 basis points to 32.4%, reflecting continued rationalization and efficiency initiatives at all our subsidiaries. Our consolidated income from operations after participation in the results of affiliated companies increased by 13.0% to Ps. 2.586 billion, and our consolidated operating margin expanded by 120 basis points to 19.2% of consolidated total revenues.
   For the nine months, our consolidated operating expenses
(including goodwill amortization and management fees paid to Labatt) increased by 3.3% to Ps. 12.596 billion. This increase is derived mostly from higher selling expenses in FEMSA Comercio, which achieved record growth in the number of stores opened during this period. As a percentage of total revenues, consolidated operating expenses decreased by 60 basis points to 32.7%. Consolidated income from operations after participation in the results of affiliated companies, increased by 11.7% to Ps. 6.930 billion, driven by increases in profitability at all our operating units. Our consolidated operating margin increased by 100 basis points to 18.0% of consolidated total revenues.

   Net Income

   During the third quarter of 2002, our consolidated net income decreased by 20.9% to Ps. 895 million from Ps. 1.131 billion in the third quarter of 2001. This result reflects primarily the combined effect of (i) the recognition in "Other expenses" of a one-time charge of Ps. 377 million related to a partial goodwill impairment of our Argentine operations and (ii) an increase of 25.2% in income tax, tax on assets and employee profit sharing expenses.
   For the nine months of 2002 our consolidated net income increased by 3.9% to Ps. 3.346 billion from Ps. 3.221 billion in the same period of 2001. The increase in net income for the nine months reflects (i) an increase of 11.7% in our consolidated income from operations, (ii) a decrease of 36.4% in our consolidated integral result of financing loss, and (iii) one-time charge related to the impairment of a portion of the goodwill in our Argentine investments, which has also affected our recognition of taxes.

   Net Interest Expense

   During the third quarter of 2002, consolidated net interest expense decreased by 8.3% to Ps. 121 million, compared to Ps. 132 million for the third quarter of 2001. This decrease reflects the net effect of (i) a 6.8% decline in interest expense reflecting a decline in interest rates which was partially offset by the effect of the quarter's depreciation of the peso against the U.S. dollar on our net dollar liabilities, and (ii) a decrease of 4.8% in interest income reflecting lower interest rates generated by our cash investments, which was partially offset by a larger average cash position during the quarter.

   For the nine months of 2002, consolidated interest expense decreased by 12.0% to Ps. 630 million compared to the comparable period of 2001, attributable mainly to lower real-term rates for our debt. The effects of a lower average dollar liability and a depreciation of the peso against the dollar practically netted out. Consolidated interest income decreased by 18.6% to Ps. 298 million reflecting the net effect of lower interest rates earned on our peso investments relative to the nine months of 2001 and a larger average cash position in pesos. The resulting net financial expense decreased by 5.1% to Ps. 332 million.

   Foreign Exchange Variation, Result on Monetary Position and Other
Expenses

   Argentine Goodwill Impairment. Considering the continued deterioration and uncertainty in the Argentine economic conditions, we decided to take a more conservative approach in the valuation of the goodwill related to our investments in that country. Therefore, this quarter we are writing down A$ 138 million (US$ 37 million) related to the acquisition of the territories of Coca-Cola FEMSA de Buenos Aires ("KOFBA"). Simultaneously, we have decided to stop using our investment in KOFBA as a hedge for the dollar denominated liabilities incurred in connection to this acquisition in view of the prevailing volatility in the exchange rate of the Argentine peso with respect to the US dollar. These adjustments are non-cash. For further detail about these adjustments please refer to the "ARGENTINE GOODWILL IMPAIRMENT" section in the Coca-Cola FEMSA's third quarter 2002 press release, attached below.
   Foreign Exchange. For the third quarter of 2002, we recorded a consolidated foreign exchange loss of Ps. 106 million compared to a foreign exchange loss of Ps. 208 million recorded in the comparable quarter of 2001. This primarily reflects our lower net dollar liabilities which result from a higher dollar cash position in addition to a lower depreciation of 3.0% of the Peso against the U.S. dollar compared to the 4.8% from the third quarter of 2001.
   For the nine months of 2002, we recorded a consolidated foreign exchange loss of Ps. 296 million compared to a foreign exchange gain of Ps. 11 million for the nine months of 2001, primarily reflecting the combined effect of the nominal depreciation of the Peso against the U.S. dollar on our net dollar liabilities in Mexico, and the nominal depreciation of the Argentine Peso against the U.S. dollar on our net dollar assets in Argentina.
   Monetary Position. For the third quarter of 2002, the loss on monetary position amounted to Ps. 45 million, similar to the loss of Ps. 48 million in the third quarter of 2001. The rate of inflation for the third quarter in Mexico was approximately 1.3%.
   The gain on monetary position for the nine months of 2002 amounted to Ps. 415 million, compared to a gain of Ps. 4 million in the same period last year. This increase was mainly generated as a result of the inflation rate for the nine months in Argentina over the debt incurred in connection with the acquisition of Coca-Cola FEMSA Buenos Aires. The Argentine inflation rate for the nine months of 2002 was 39.8%.
   Other Expenses. Our consolidated other expense for the third quarter of 2002 amounted to Ps. 431 million, consisting mainly of Ps. 377 million related to the impairment of a portion of the goodwill on our investments in Argentina. Our consolidated other expense for the nine months of 2002 amounted to Ps. 652 million, consisting mainly of the goodwill impairment described above and of severance payments, asset write-offs, and losses on sale of assets.

   Taxes

   For the third quarter of 2002, we recognized consolidated income tax, tax on assets and employee profit sharing expense ("taxes") of Ps. 988 million, an increase of 25.2% relative to the comparable period of 2001. This is attributable to a combined effect of an 18% increase in the income before taxes excluding the previously described charge related to the Argentine goodwill, and a smaller amortization of fiscal losses from previous years. Our average tax rate for the third quarter of 2002 excluding the Argentine goodwill impairment amounted to 43.7% compared with the 41.1% for the same quarter of 2001.
   For the nine months of 2002, our income taxes amounted to Ps.
2.719 billion, an increase of 10.4% relative to the nine months of 2001. Excluding the one time charge related to the impairment of the goodwill of our Argentine operations, our average tax rate was 42.2%, lower than the 43.1% average tax rate in the nine months of 2001.

   Consolidated Net Majority Income

   Consolidated net majority income amounted to Ps. 602 million for the third quarter of 2002 compared with Ps. 772 million recorded in the third quarter of 2001. Consolidated net majority income amounted to Ps. 2.080 billion for the nine months of 2002 compared with Ps.
2.171 billion recorded in the nine months of 2001.

                      Per FEMSA  Unit1
                           Pesos
3RD QTR               2002         2001
-----------------------------------------
Net Majority Income   0.568        0.729
-----------------------------------------
EBITDA2               3.398        3.060
=========================================
NINE MONTHS ENDED
 SEPTEMBER 30,
-----------------------------------------
Net Majority Income   1.963        2.049
-----------------------------------------
EBITDA2               9.342        8.488
=========================================

   1 FEMSA Units consists of FEMSA UBD units and FEMSA UB units. Each FEMSA UBD unit is comprised of one Series B share, two Series D-B shares and two Series D-L shares. Each FEMSA UB unit is comprised of five series B shares. The number of FEMSA Units outstanding as of September 30, 2002 was 1,059,462,090, equivalent to the total number of shares of the Company outstanding as of September 30, 2002 divided by 5.

   2 EBITDA is calculated as income from operations plus depreciation and amortization plus non-cash charges. Please note that the U.S. Securities and Exchange Commission does not endorse the use of EBITDA. However, FEMSA's management has chosen to present EBITDA because it believes it is a useful measure.

   FEMSA Cerveza

   Accounting Pronouncement: As mentioned in our second quarter 2002 press release, we are in compliance with EITF No. 01-09 recently issued by FASB, "Accounting for Consideration Given By a Vendor to a Customer or Reseller of the Vendor's Products". This consensus requires certain selling expenses incurred by FEMSA Cerveza to be reclassified as deductions from revenue. Amortizations that were previously classified as selling expenses in the amount of Ps. 173.9 million, Ps. 226.0 million, Ps. 220.9 million and Ps. 215.9 million, for the first, second, third and fourth quarter of 2001 respectively, were reclassified as a reduction in net sales in accordance with this EITF consensus. Correspondingly, during 2002 we reclassified Ps. 206.5 million, Ps. 244.5 million and Ps. 236.9 million for the first, second and third quarter of 2002 respectively.
   During the quarter, FEMSA Cerveza continued to experience a difficult economic environment in the northern region of the country, particularly in the northwest. The effects of Hurricane Isidore in the Yucatan peninsula, further hampered the realization of volume growth. With healthy sales volume in the south-central regions offsetting the weak trends in the north, FEMSA Cerveza was able to grow total revenues by 0.8% in the period, driven by volume growths of 0.3% and 7.0% in the domestic and export markets, respectively. Important operating efficiencies, many of which have derived from the reconfiguration of the distribution network through the pre-sale system, yielded operating income growth of 7.3%, representing an operating margin expansion of 130 basis points to 21.2% of total revenues.
   "We continue to be immersed in the 'transformation' process at FEMSA Cerveza, a process that involves a major shift in virtually every aspect of how this company goes to market," said Alfredo Martinez Urdal, CEO of FEMSA Cerveza. "In this process we have focused in developing competencies that will make this an even stronger company, namely excellent execution, brand building capabilities, efficient asset utilization, and the development of a powerful information system infrastructure. We have already improved considerably our operating leverage."
   We believe that the domestic market conditions for the remainder of the year will continue the trend observed during the third quarter. We expect domestic volume to be flat for the full year 2002, and expect export volume to grow between 6% and 8%. In turn, we expect operating income for the full year to grow between 5% and 7%.

   Total Revenues

   For the third quarter of 2002, FEMSA Cerveza's total revenues amounted to Ps. 5.351 billion, a 0.8% increase compared to the same period last year, resulting from an increase of 0.9% in total sales volume and no change in total real revenue per hectoliter. Domestic sales volume recorded growth of 0.3% to 5.628 million hectoliters reflecting the continued sluggishness in demand as a result of weakness in the economy of the northern Mexican states. Compared to the third quarter of 2001, average domestic revenue per hectoliter increased moderately by 0.3% in real terms as sales experienced a more difficult environment in the stronger-priced north, relative to other regions.
   For the nine months of 2002, FEMSA Cerveza's total revenues increased by 1.1% to Ps. 15.384 billion, reflecting (i) a 0.1% increase in total sales volume and (ii) an improvement in the average real domestic revenue per hectoliter of 1.5%. While the northern region of the country displayed an accumulated sales volume reduction of 2.8%, the central and southern markets have, in contrast, grown an average of 2.4% in sales volume during the nine months of 2002.

   Income from Operations

   During the third quarter of 2002, FEMSA Cerveza's income from operations, after participation in the results of affiliated companies and before deduction of management fees paid to FEMSA and to Labatt, increased by 7.3% to Ps. 1.136 billion compared to the third quarter of 2001, reflecting (i) the growth in gross profit resulting from efficiencies captured in the plant-to-warehouse logistics and the cumulative effect of manufacturing headcount reduction and (ii) the sustained rationalization and efficiency initiatives executed across FEMSA Cerveza's warehouse-to-retailer distribution network. Administrative expenses decreased by 1.4% to Ps. 528 million during the period, due to the continued cost containment practices across the organization, and decreased by 20 basis points as a percentage of total revenues to 9.9%. Selling expenses in turn increased by 1.0% to Ps. 1.502 billion, in line with sales growth. Participation in affiliated companies resulted in a gain of Ps. 17.0 million for the quarter. As a result, FEMSA Cerveza's operating margin before deduction of management fees increased by 130 basis points to reach 21.2% of total revenues.
   For the nine months of 2002, FEMSA Cerveza's income from operations increased by 7.6% to Ps. 2.905 billion. Operating margin before management fees increased by 120 basis points to 18.9% of total revenues, which is one of the highest operating margins recorded in FEMSA Cerveza's history for comparable periods.

   Coca-Cola FEMSA

   Coca-Cola FEMSA recorded a 5.3% increase in total revenues for the third quarter of 2002, reflecting a solid volume performance in its Mexican territories that offset its contracting Argentine business. The Mexican territories once again lead the quarter's strong revenue growth driven by a 1.2% volume growth in Colas, a sound performance of the Mundet brand and double-digit growth in the volumes of Ciel, the Coca-Cola trademark still water brand. In the third quarter of 2002 Coca-Cola FEMSA introduced Nestea ready made iced tea and Beat, an energy drink with high caffeine content, to its brand portfolio, as well as a 5.0-liter jug presentation of Ciel. Total revenues in the Mexican territories grew by 6.4% in the third quarter of 2002, with a 6.8% increase in volume sold and a 0.7% decrease in average revenue per unit case. For the nine months of 2002, revenues grew by 7.5%, with a 5.6% increase in sales volume coupled with a 1.7% growth in average revenue per unit case.
   Although Coca-Cola FEMSA Buenos Aires's operation is navigating an economic depression and a pervasive loss of purchasing power by its consumers, it has been able to slow down its volume decline year-over-year, and has continued to generate positive operating profit. Coca-Cola FEMSA Buenos Aires has been quick to design and introduce new packaging presentations that are more affordable, and thus gained market share, particularly from B-brands. The returnable 1.25-liter returnable glass presentations of Coca-Cola and Sprite have been instrumental in this strategy. Revenues in Buenos Aires decreased by 8.1% in the third quarter of 2002, with an 8.4% drop in volume and a 2.2% decline in average price per unit case. For the nine months of 2002, revenues have decreased 13.9%, as volumes have declined by 16.1%.

   Coca-Cola FEMSA's consolidated operating income grew 12.6% in the third quarter and 15.8% in the nine months of 2002. These increases are due mainly to greater fixed cost absorption driven by higher volumes and by a containment in selling expenses. Operating margin expanded by 160 basis points in the quarter, and has accumulated an expansion of 220 basis points in the nine months of 2002.
   We confirm Coca-Cola FEMSA's volume growth guidance of 3% to 5% in its Mexican territories and for the second time this year, raise the expected operating income growth, this time to the range of 14% to 16% for 2002. As the shift to returnable packaging in Argentina has proved to be opportune and successful, Coca-Cola FEMSA expects to record AP$ 75 million in EBITDA from its Buenos Aires operation in 2002.
   Coca-Cola FEMSA's financial results and discussion are incorporated by reference from Coca-Cola FEMSA's press release attached to this press release.

   FEMSA Comercio

   During the third quarter of 2002, FEMSA Comercio added 122 net new stores to reach the 2000 store milestone; this remarkable achievement was accompanied by an operating margin expansion of 130 basis points to 5.2% of total revenues, reflecting improvements in overhead absorption as more stores are opened in cities where there is already an Oxxo administrative infrastructure. The additional scale is also allowing us to negotiate improved purchase terms with some of our suppliers. As the chain grows we have discovered new market opportunities in high pedestrian traffic urban centers, such as hospitals and convention centers, and are increasingly exploiting the gasoline station-convenience store format. In addition we are leveraging FEMSA Comercio's information technology capabilities by managing "remote" store clusters without the need for local administrative staff, and we are interacting with suppliers through a new Internet platform. These operating improvements enable Oxxo to invest in advertising campaigns that enhance its brand. As a result of its rapid growth and continued strong performance, Oxxo is revising its growth estimates upward for the full year 2002, expecting the opening of 330 net new stores and operating income growth of 40%.
   For the third quarter of 2002, FEMSA Comercio's total revenues increased by 18.0% primarily reflecting Oxxo's aggressive expansion of selling space. Same store sales continued to be affected by the under-performing markets in the northwest, averaging a drop of approximately 2.7% in the quarter. Nevertheless, FEMSA Comercio achieved a 60-basis point improvement in its gross margin to 26.5% of net sales resulting from increased purchasing leverage as the chain gains scale, as well as our capability to extract a higher contribution from value-enhancing propositions. Furthermore, higher absorption of fixed costs and more efficient use of distribution centers have yielded an increase in operating income of 58.2%, representing an operating margin expansion of 130 basis points to 5.2% of total revenues, compared to the third quarter of 2001.
   For the nine months of the year, FEMSA Comercio's total revenues increased by 17.9% as a result of the aggressive expansion of the Oxxo Convenience Store Chain, which has added 221 net new stores during the period. Average same store sales, however, displayed a decline of 2.1% compared to the corresponding period in 2001, consistent with the weakness in consumer demand observed in some important markets in the northern region (same store sales are calculated on stores that reach or exceed 18 months of operation.) Average traffic per store and average ticket per customer for the Oxxo chain have decreased by 1.6% and 0.6%, respectively, in the nine months of 2002. Nevertheless, FEMSA Comercio's operating income increased by 40.3% in the period. The operating margin before management fees paid to FEMSA increased by 70 basis points to 4.6% of total revenues. Nine months into the year, FEMSA Comercio is at record high levels for both its gross and operating margins.

   FEMSA Empaques

   FEMSA Empaques' outlook for the year 2002 has improved as demand for its products has gradually strengthened; nine months into the year we have positive volume growth in beverage cans, glass bottles and crown caps. The increase in capacity utilization has resulted in operating margin expansion as fixed costs are absorbed over larger volumes, and declining sale prices have been partially offset by the favorable effect of dollar revenues and a weaker Peso. In light of the improving demand and cost environment, FEMSA Empaques is revising its revenue outlook for 2002 to a 4% to 6% decline (from an 8% to 12% decline) and now expects flat operating income (from a 12% to 16% decline).
   For the third quarter of 2002, FEMSA Empaques recorded an increase in revenues of 10.4%, driven primarily by volume growth in the beverage can and crown cap units and aided by higher Peso revenues from these two product lines, which quote their prices in dollars. The beverage can operations increased their output as demand for cans surged in Coca-Cola FEMSA and in certain export markets, offsetting a slight decline in purchases by FEMSA Cerveza. The crown cap business, which continues to operate at full capacity, also experienced high demand from Coca-Cola FEMSA as well as Empaques' export clients. Export volume of crown caps represented a record 55% of total output for the period. The glass bottle operations slowed down its growth rate as demand from FEMSA Cerveza and Coca-Cola FEMSA was relatively softer in the third quarter than in previous ones. Operating income grew a solid 34.6% as operating expenses were contained through different initiatives and particularly harnessed by the utilization of the enterprise resource planning (ERP) infrastructure. This translated into an operating margin expansion of 330 basis points to 18.5% of total revenues for the third quarter.
   For the nine months of 2002, FEMSA Empaques' accumulated total revenues show a decline of 2.8%, but operating income increased by 1.7%. As a result, FEMSA Empaques' operating margin before management fees paid to FEMSA increased by 70 basis points to 15.8% of total revenues for the period. This recovery in profitability is largely due to the effects of the depreciation of the peso against the dollar in the last five months of the period, as FEMSA Empaques obtains higher peso revenues from its dollar denominated goods, which are produced over an increasingly efficient cost structure. A recent pickup in demand for beverage cans and crown caps has also generated higher fixed cost absorption. In particular, sales of glass bottles to our beverage operations, as well as crown cap and beverage can volumes destined for export and for Coca-Cola FEMSA, have shown encouraging results in the nine months of 2002. Pricing for these products, however, continues to approach towards international levels.

   Set forth before is certain unaudited financial information for FEMSA for the third quarter and nine months ended September 30, 2002, compared to the third quarter and nine months ended September 30, 2001. We are a holding company whose principal activities are grouped under the following six subholding companies (the "Subholding Companies") and carried out by their respective operating subsidiaries: FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), which engages in the production, distribution and marketing of beer; Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA"), which engages in the production, distribution and marketing of non alcoholic beverages; FEMSA Empaques, S.A. de C.V. ("FEMSA Empaques"), which engages in the production and distribution of packaging materials; FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio"), which engages in the operation of convenience stores; Logistica CCM, S.A. de C.V. ("Logistica CCM") which provides logistics management services to FEMSA Cerveza, and FEMSA Logistica, S.A. de C.V. ("FEMSA Logistica"), which provides logistics management services to Coca-Cola FEMSA, FEMSA Empaques and to third party clients.
   All of the figures in this report have been restated in constant Mexican pesos ("Pesos" or "Ps.") with purchasing power as of September 30, 2002 and were prepared in accordance with Mexican Generally Accepted Accounting Principles ("Mexican GAAP"). As a result, all percentage changes are expressed in real terms. The restatement was determined as follows:

    -- For the results of the Mexican operations, using factors derived from the Mexican National Consumer Price Index ("NCPI"). To restate September 2001 pesos to September 2002 pesos, we applied an inflation factor of 1.0495 and to restate June 2002 pesos to September 2002 pesos, we applied a 1.0127 inflation factor.

    -- For the results of the Buenos Aires operations, using factors derived from the Argentine National Consumer Price Index. To restate September 2001 to September 2002 Argentine Pesos, we applied an inflation factor of 1.3870 and to restate June 2002 Argentine Pesos to September 2002 Argentine Pesos we applied a
        1.0675 inflation factor; to convert constant Argentine Pesos into Pesos, we used the September 30, 2002 exchange rate of Ps. 2.7380 per Argentine Peso.

   This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

   IMPORTANT NOTICES:

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       Four pages of tables and Coca-Cola FEMSA's press release to follow



                                                  OPERATING DATA
                      For the three months and nine months ended September 30, 2002 and 2001
 =================================================================================================================

FEMSA Cerveza

(Thousand hectoliters)                      For the III quarter of:     For the nine months of
                                            2002      2001    %Var     2002        2001 %    Var
Domestic                                   5,628     5,611      0.3  16,322       16,410   (0.5)
Exports                                      554       517      7.0   1,548        1,447    7.0
Total Volume                               6,182     6,128      0.9  17,870       17,857    0.1

Presentation Mix (%)                        For the III quarter of:     For the nine months of
                                            2002      2001   Var p.p   2002        2001   Var p.p
Returnable                                  69.3      70.2     (0.9)   69.1         71.4   (2.3)
Non Returnable                               8.0       8.5     (0.5)    8.4          7.4    1.0
Cans                                        22.7      21.3      1.4    22.5         21.2    1.3
Total volume                               100.0     100.0        -   100.0        100.0      -

Exports revenues:   Millions Ps.           352.8     336.9      4.7   987.3        961.3    2.7
                    US Millions             35.2      34.4      2.3   101.0         97.0    4.1



Coca-Cola FEMSA
-------------------------
Sales Volumes
(Millions of Unit Cases)            For the III quarter of:                For the nine months of
                         ----------------------------------------------------------------------------
                                         2002          2001    %Var       2002      2001     %Var
-----------------------------------------------------------------------------------------------------
Valley of Mexico                         97.6          90.5        7.8   281.5     264.3         6.5
Southeast                                32.9          31.7        3.8    94.0      91.2         3.1
-----------------------------------------------------------------------------------------------------
Mexico                                  130.5         122.2        6.8   375.5     355.5         5.6
Buenos Aires                             27.2          29.7       (8.4)   79.8      95.1       (16.1)
-----------------------------------------------------------------------------------------------------
Total                                   157.7         151.9        3.8   455.3     450.6         1.0
=====================================================================================================



Presentation Mix (%)
                                              -------------------------------------------
(Returnable/Non-Returnable)                            2002       2001    2002      2001
-----------------------------------------------------------------------------------------
Valley of Mexico                                      34/66      39/61   35/65     40/60
Southeast                                             44/56      44/56   44/56     45/55
-----------------------------------------------------------------------------------------
Valley of Mexico                                      37/63      40/60   37/63     41/59
Buenos Aires                                          19/81       6/94   10/90      6/94
-----------------------------------------------------------------------------------------
Total                                                 34/66      33/67   32/68     34/66
=========================================================================================



FEMSA Empaque
------------------------------------------------------------
Total Sales Volume
(Millions of pieces)                                           For the III quarter of:    For the nine months of
                                                            -----------------------------------------------------
                                                                2002     2001    %Var       2002   2001   %Var
-----------------------------------------------------------------------------------------------------------------
Cans                                                             810      692       17.1   2,216  2,137      3.7
CroBn caps                                                     3,831    3,607        6.2  10,979 10,674      2.9
Glass Bottles                                                    248      256       (3.1)    755    711      6.2
-----------------------------------------------------------------------------------------------------------------
Export volumes:                                 Cans             158       55      185.3     285    166     72.0
                                                Crown caps     2,162    1,888       14.5   6,074  5,406     12.4
-----------------------------------------------------------------------------------------------------------------
Exports revenues:                               Millions Ps.   206.3    171.2       20.5   504.1  488.0      3.3
                                                US Millions     20.6     17.4       18.4    51.6   48.9      5.5
=================================================================================================================


Percentage of sales revenue by client category:
by client category:                                            For the III quarter of:    For the nine months of
                                                            -----------------------------------------------------
                                                                2002     2001  Var p.p.     2002   2001 Var p.p.
-----------------------------------------------------------------------------------------------------------------
Intercompany sales                                              57.5     53.1        4.4    59.7   56.0      3.7
-----------------------------------------------------------------------------------------------------------------
    FEMSA Cerveza                                               38.4     41.4       (3.0)   42.2   44.6     (2.4)
    Coca-Cola FEMSA                                             19.1     11.7        7.4    17.5   11.4      6.1
-----------------------------------------------------------------------------------------------------------------
Third-party sales                                               42.5     46.9       (4.4)   40.3   44.0     (3.7)
-----------------------------------------------------------------------------------------------------------------
    Domestic                                                    35.2     36.4       (1.2)   32.3   34.4     (2.1)
    Export                                                       7.3     10.5       (3.2)    8.0    9.6     (1.6)
-----------------------------------------------------------------------------------------------------------------
Total                                                          100.0    100.0              100.0  100.0
=================================================================================================================



FEMSA Comercio
------------------------------------------------------------
                                                               For the III quarter of:    For the nine months of
                                                            -----------------------------------------------------
                                                                2002     2001    %Var       2002   2001   %Var
-----------------------------------------------------------------------------------------------------------------
Total stores                                                                               2,000  1,676     19.3
New stores                                                       122      100       22.0     221    208      6.3
Comparative same stores: (1)
   Average monthly sales
     (Ths. Ps.) (2)                                            559.9    575.2       (2.7)  549.7  557.6     (1.4)
=================================================================================================================

(1) Stores with more than 18 months of operations.
(2) Based on comparative same stores in each period.


Income Statement
For the third quarter of:
Millions of year end pesos of September 30, 2002



                  ------------------------------------------------------------------------------------------------------
                        FEMSA           Coca-Cola          FEMSA           FEMSA           FEMSA            FEMSA
                       Cerveza            FEMSA           Empaques       Comercio*       Logistica       Consolidado
                  ------------------------------------------------------------------------------------------------------
                      2002     2001     2002     2001    2002    2001    2002    2001    2002    2001     2002     2001
------------------------------------------------------------------------------------------------------------------------
Net sales          5,314.1  5,268.2  4,304.2  4,100.9 1,701.0 1,542.7 3,286.0 2,784.6   359.3   388.6 13,400.0 12,699.0
Other revenues        37.7     41.8     38.0     22.7     4.2     1.4     0.0     0.2     0.6     0.9     47.0     49.0
------------------------------------------------------------------------------------------------------------------------
Total revenues     5,351.8  5,310.0  4,342.2  4,123.6 1,705.2 1,544.1 3,286.0 2,784.8   359.9   389.5 13,447.0 12,748.0
Cost of good sold  2,203.2  2,227.4  1,981.8  1,887.5 1,236.8 1,172.4 2,413.9 2,063.7   309.4   337.3  6,530.0  6,279.0
------------------------------------------------------------------------------------------------------------------------
Gross margin       3,148.6  3,082.6  2,360.4  2,236.1   468.4   371.7   872.1   721.1    50.5    52.2  6,917.0  6,469.0
------------------------------------------------------------------------------------------------------------------------
Administrative
 expenses            527.8    535.5    349.6    324.0    43.9    38.7    55.2    58.5    22.5    25.3  1,120.7  1,097.3
Sales expenses     1,502.3  1,487.2    884.6    926.6   109.5    99.0   644.6   553.7     0.0     0.0  3,177.0  3,046.0
Management fee
 paid to Labatt        0.0      0.0      0.0      0.0     0.0     0.0     0.0     0.0     0.0     0.0     28.7     29.9
Goodwill
 amortization          0.0      0.0     21.6      4.8     0.0     0.0     0.0     0.0     0.0     0.0     21.6      4.8
------------------------------------------------------------------------------------------------------------------------
Operating expenses 2,030.1  2,022.7  1,255.8  1,255.4   153.4   137.7   699.8   612.2    22.5    25.3  4,348.0  4,178.0
------------------------------------------------------------------------------------------------------------------------
Operating income   1,118.5  1,059.9  1,104.6    980.7   315.0   234.0   172.3   108.9    28.0    26.9  2,569.0  2,291.0
Participation in
 affiliated
 companies            17.0     (1.8)     0.0      0.0     0.0     0.0     0.0     0.0     0.0     0.0     17.0     (2.0)
------------------------------------------------------------------------------------------------------------------------
Comparable EBIT    1,135.5  1,058.1  1,104.6    980.7   315.0   234.0   172.3   108.9    28.0    26.9  2,586.0  2,289.0
Management fee        95.7     99.7      0.0      0.0    25.8    23.9    25.8    17.1     0.0     0.0      0.0      0.0
------------------------------------------------------------------------------------------------------------------------
Total EBIT         1,039.8    958.4  1,104.6    980.7   289.2   210.1   146.5    91.8    28.0    26.9  2,586.0  2,289.0
Depreciation         290.2    247.7    115.3    139.7    60.9    55.5    20.2    14.8     7.6     9.5    496.1    469.7
Other non-cash
 charges             337.6    314.0    125.7    128.9    20.0    15.4    24.6    19.3     1.0     0.9    524.5    483.7
------------------------------------------------------------------------------------------------------------------------
EBITDA             1,667.6  1,520.1  1,345.6  1,249.3   370.1   281.0   191.3   125.9    36.6    37.3  3,606.6  3,242.4
------------------------------------------------------------------------------------------------------------------------

Comparable
------------------------------------------------------------------------------------------------------------------------
EBIT/Revenues         21.2     19.9     25.4     23.8    18.5    15.2     5.2     3.9     7.8     6.9     19.2     18.0
------------------------------------------------------------------------------------------------------------------------
EBITDA/Revenues       32.9     30.5     31.0     30.3    23.2    19.7     6.6     5.1    10.2     9.6     26.8     25.4
------------------------------------------------------------------------------------------------------------------------

Total
------------------------------------------------------------------------------------------------------------------------
EBIT/Revenues         19.4     18.0     25.4     23.8    17.0    13.6     4.5     3.3     7.8     6.9     19.2     18.0
------------------------------------------------------------------------------------------------------------------------
EBITDA/Revenues       31.2     28.6     31.0     30.3    21.7    18.2     5.8     4.5    10.2     9.6     26.8     25.4
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Capital
 Expenditures          757      583      263      251      75      25     265    (170)      6      63    1,405      759
------------------------------------------------------------------------------------------------------------------------

Income Statement
For the nine months of:
Millions of year end pesos of September 30, 2002


                  ------------------------------------------------------------------------------------------------------
                        FEMSA           Coca-Cola          FEMSA           FEMSA           FEMSA            FEMSA
                       Cerveza            FEMSA           Empaques        Comercio       Logistica       Consolidado
                  ------------------------------------------------------------------------------------------------------
                      2002     2001     2002     2001    2002    2001    2002    2001    2002    2001     2002     2001
------------------------------------------------------------------------------------------------------------------------
Net sales         15,269.6 15,103.7 12,694.0 12,017.3 4,792.7 4,941.1 9,183.5 7,786.3 1,089.0 1,137.3 38,437.0 36,491.0
Other revenues       113.9    115.5     93.0     80.4    12.6     4.8     0.0     0.7     3.3     6.0    128.0    103.0
------------------------------------------------------------------------------------------------------------------------
Total revenues    15,383.5 15,219.2 12,787.0 12,097.7 4,805.3 4,945.9 9,183.5 7,787.0 1,092.3 1,143.3 38,565.0 36,594.0
Cost of good sold  6,566.1  6,582.3  5,832.5  5,634.6 3,619.6 3,771.9 6,805.2 5,801.9   930.1   978.7 19,065.0 18,196.0
------------------------------------------------------------------------------------------------------------------------
Gross margin       8,817.4  8,636.9  6,954.5  6,463.1 1,185.7 1,174.0 2,378.3 1,985.1   162.2   164.6 19,500.0 18,398.0
------------------------------------------------------------------------------------------------------------------------
Administrative
 expenses          1,625.0  1,634.1  1,005.5    930.8   129.8   133.9   164.9   171.8    74.0    79.2  3,307.0  3,239.3
Sales expenses     4,312.8  4,301.5  2,706.1  2,684.1   294.3   291.5 1,790.3 1,511.7     0.0     0.0  9,171.0  8,788.0
Management fee
 paid to Labatt        0.0      0.0      0.0      0.0     0.0     0.0     0.0     0.0     0.0     0.0     87.1     90.8
Goodwill
 amortization          0.0      0.0     30.9     74.0     0.0     0.0     0.0     0.0     0.0     0.0     30.9     74.0
------------------------------------------------------------------------------------------------------------------------
Operating expenses 5,937.8  5,935.6  3,742.5  3,688.9   424.1   425.4 1,955.2 1,683.5    74.0    79.2 12,596.0 12,192.0
------------------------------------------------------------------------------------------------------------------------
Operating income   2,879.6  2,701.3  3,212.0  2,774.2   761.6   748.6   423.1   301.6    88.2    85.4  6,904.0  6,206.0
Participation in
 affiliated
 companies            25.5     (2.5)     0.0      0.0     0.0     0.0     0.0     0.0     0.0     0.0     26.0     (3.0)
------------------------------------------------------------------------------------------------------------------------
Comparable EBIT    2,905.1  2,698.8  3,212.0  2,774.2   761.6   748.6   423.1   301.6    88.2    85.4  6,930.0  6,203.0
Management fee       290.3    302.5      0.0      0.0    72.1    76.9    68.4    56.8     0.0     0.0      0.0      0.0
------------------------------------------------------------------------------------------------------------------------
Total EBIT         2,614.8  2,396.3  3,212.0  2,774.2   689.5   671.7   354.7   244.8    88.2    85.4  6,930.0  6,203.0
Depreciation         834.3    747.7    387.8    429.1   175.4   184.0    62.4    57.0    24.2    26.8  1,489.4  1,451.7
Other non-cash
 charges             985.2    872.9    347.6    356.4    50.5    29.8    71.3    60.4     3.0     3.0  1,478.6  1,337.9
------------------------------------------------------------------------------------------------------------------------
EBITDA             4,434.3  4,016.9  3,947.4  3,559.7   915.4   885.5   488.4   362.2   115.4   115.2  9,898.0  8,992.6
------------------------------------------------------------------------------------------------------------------------

Comparable
------------------------------------------------------------------------------------------------------------------------
EBIT/Revenues         18.9     17.7     25.1     22.9    15.8    15.1     4.6     3.9     8.1     7.5     18.0     17.0
------------------------------------------------------------------------------------------------------------------------
EBITDA/Revenues       30.7     28.4     30.9     29.4    20.6    19.5     6.1     5.4    10.6    10.1     25.7     24.6
------------------------------------------------------------------------------------------------------------------------

Total
------------------------------------------------------------------------------------------------------------------------
EBIT/Revenues         17.0     15.7     25.1     22.9    14.3    13.6     3.9     3.1     8.1     7.5     18.0     17.0
------------------------------------------------------------------------------------------------------------------------
EBITDA/Revenues       28.8     26.4     30.9     29.4    19.0    17.9     5.3     4.7    10.6    10.1     25.7     24.6
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Capital
 Expenditures        2,234    2,628      766      634     137      66     489     128      (9)    105    3,600    3,556
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
Net debt millon
 dlls.                 152      204     (230)     (81)    112     158      58      40      (6)      1      (12)     258
------------------------------------------------------------------------------------------------------------------------



                               CONSOLIDATED INCOME STATEMENT
                 For the three months and nine months ended September 30,:

                  (Expressed in Millions of Pesos as of September 30, 2002)



                                 For the III quarter of:        For the nine months of
                              ------------------------------------------------------------
                                   2002      2001       %Var     2002      2001       %Var
------------------------------------------------------------------------------------------
  Net sales                      13,400    12,699       5.5    38,437    36,491       5.3
  Other operating revenues           47        49      (4.1)      128       103      24.3
------------------------------------------------------------------------------------------
Total revenues                   13,447    12,748       5.5    38,565    36,594       5.4
Cost of sales                     6,530     6,279       4.0    19,065    18,196       4.8
------------------------------------------------------------------------------------------
Gross profit                      6,917     6,469       6.9    19,500    18,398       6.0
------------------------------------------------------------------------------------------
  Administrative expenses         1,171     1,132       3.4     3,425     3,404       0.6
  Selling expenses                3,177     3,046       4.3     9,171     8,788       4.4
------------------------------------------------------------------------------------------
Operating expenses                4,348     4,178       4.1    12,596    12,192       3.3
------------------------------------------------------------------------------------------
                                  2,569     2,291      12.1     6,904     6,206      11.2
Participation in affiliated
 companies                           17        (2)                 26        (3)
------------------------------------------------------------------------------------------
Income from operations            2,586     2,289      13.0     6,930     6,203      11.7
------------------------------------------------------------------------------------------
      Interest expense              221       237      (6.8)      630       716     (12.0)
      Interest income               100       105      (4.8)      298       366     (18.6)
------------------------------------------------------------------------------------------
  Interest expense, net             121       132      (8.3)      332       350      (5.1)
  Foreign exchange loss (gain)      106       208     (49.0)      296       (11)      N.S.
  Gain on monetary position         (45)      (48)      6.3       415         4       N.S.
------------------------------------------------------------------------------------------
Integral result of financing        272       388     (29.9)      213       335     (36.4)
Other expenses                      431       (19)      N.S.      652       155       N.S.
------------------------------------------------------------------------------------------
Income before taxes               1,883     1,920      (1.9)    6,065     5,713       6.2
Taxes                               988       789      25.2     2,719     2,463      10.4
Changes in accounting
 principles                           -         -                   -       (29)   (100.0)
------------------------------------------------------------------------------------------
Net Income                          895     1,131     (20.9)    3,346     3,221       3.9
------------------------------------------------------------------------------------------
Net majority income                 602       772     (22.0)    2,080     2,171      (4.2)
Net minority income                 293       359     (18.4)    1,266     1,050      20.6
------------------------------------------------------------------------------------------

                                     % Total Revenues              % Total Revenues
                              ------------------------------------------------------------
                                   2002      2001  Var P.P.      2002      2001  Var P.P.
------------------------------------------------------------------------------------------
  Net sales                        99.7      99.6       0.1      99.7      99.7         -
  Other operating revenues          0.3       0.4      (0.1)      0.3       0.3         -
------------------------------------------------------------------------------------------
Total revenues                    100.0     100.0         -     100.0     100.0         -
Cost of sales (1)                  48.7      49.4      (0.7)     49.6      49.9      (0.3)
------------------------------------------------------------------------------------------
Gross profit (1)                   51.6      50.9       0.7      50.7      50.4       0.3
------------------------------------------------------------------------------------------
  Administrative expenses           8.7       8.9      (0.2)      8.9       9.3      (0.4)
  Sales expenses                   23.6      23.9      (0.3)     23.8      24.0      (0.2)
------------------------------------------------------------------------------------------
Operating expenses                 32.3      32.8      (0.5)     32.7      33.3      (0.6)
------------------------------------------------------------------------------------------
                                   19.1      18.0       1.1      17.9      17.0       0.9
Participation in affiliated
 companies                          0.1         -       0.1       0.1         -       0.1
------------------------------------------------------------------------------------------
Income from operations             19.2      18.0       1.2      18.0      17.0       1.0
------------------------------------------------------------------------------------------
(1) % to Net sales



                                  BALANCE SHEET
                             As of September 30, :

                                     ------------------------------
 ASSETS                                   2002      2001   % Var
 ------------------------------------------------------------------
 Cash and cash equivalents               9,130     6,509      40.3
 Accounts receivable                     3,056     2,937       4.1
 Inventories                             4,576     4,114      11.2
 Prepaid expenses                        1,001       922       8.6
 ------------------------------------------------------------------
 Total Current Assets                   17,763    14,482      22.7
 Property, plant and equipment, net     28,036    28,092      (0.2)
 Deferred charges and other assets       6,154     6,494      (5.2)
 ------------------------------------------------------------------
 TOTAL ASSETS                           51,953    49,068       5.9
 ------------------------------------------------------------------

 LIABILITIES & STOCKHOLDERS' EQUITY
 ------------------------------------------------------------------
 Bank loans                              1,652     2,402     (31.2)
 Current maturities long term debt         789       195     304.6
 Interest payable                          187       206      (9.2)
 Operating liabilities                   6,684     6,594       1.4
 ------------------------------------------------------------------
 Total Current Liabilities               9,312     9,397      (0.9)
 Bank loans                              6,567     6,664      (1.5)
 Labor liabilities                         895       726      23.3
 Other liabilities                       4,356     4,362      (0.1)
 ------------------------------------------------------------------
 Total Liabilities                      21,130    21,149      (0.1)
 Total Stockholders' equity             30,823    27,919      10.4
 ------------------------------------------------------------------
 LIABILITIES & STOCKHOLDERS' EQUITY     51,953    49,068       5.9
 ------------------------------------------------------------------


 Capital expenditures
 ------------------------------------------------------------------
 Millions of pesos                       3,600     3,556       1.3
 Millions of dollars                       352       374      (5.9)
 ------------------------------------------------------------------



 FINANCIAL RATIOS
 ------------------------------------------------------------------
 Liquidity                                1.91      1.54      0.37
 Interest coverage (2)                   29.81     25.69      4.11
 Debt service coverage (3)               (0.01)     0.29     (0.31)
 Leverage                                 0.68      0.76     (0.07)
 Capitalization                           0.24      0.27     (0.03)
 ------------------------------------------------------------------

 (1) % to Net sales
 (2) Income from operations + depreciation + other non-cash charges / interest expense, net
 (3) Income from operations + depreciation + other non-cash charges / Net debt

FOR FURTHER INFORMATION:
Alfredo Fernandez / Julieta Naranjo
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-555) 081-5120 / 5121 / 5148
afernandeze@kof.com.mx  / jnaranjo@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx


           COCA-COLA FEMSA Announces 12.6% Operating Profit Growth for
                               Third-Quarter 2002

   THIRD-QUARTER 2002

    -- Consolidated total revenues increased by 5.3% as a result of a 6.4% increase in revenues in the Mexican territories that offset the 8.1% decline in revenues in Argentina.

    -- Consolidated operating income increased by 12.6% to Ps.1,104.7 million, for a total consolidated operating margin of 25.4%, an increase of 1.6 percentage points as compared to third-quarter 2001.

    -- Consolidated earnings before interest, tax, depreciation, and amortization ("EBITDA")2 Coca-Cola FEMSA calculated EBITDA based on income from operations plus depreciation, amortization, and non-cash items (including bottle breakage expenses). The U.S. Securities Exchange Commission does not endorse the use of EBITDA; however, management believes that reporting EBITDA is an industry standard and is a useful measure increased by 7.7% over the third quarter of 2001, reaching Ps.1,345.6 million.

    -- Excluding one-time non-cash impairment charges3 See Argentina Goodwill Impairment, page 5, consolidated net income increased by 16.6% to Ps.629.8 million, resulting in earnings per share
        (EPS) of Ps.0.442 (U.S.$0.432 per ADR).

   Mexico City (October 25, 2002) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF) ("KOF" or the "Company"), one of the global Coca-Cola anchor bottlers and the largest Coca-Cola bottler in Mexico and Argentina in terms of volume sales, announced today its consolidated results for the third quarter of 2002.
   "Our company continues to launch new products and packaging presentations, and to enter new beverage categories with the marketing and creative support of the Coca-Cola Company. We are further reinforcing our brand portfolio's price points and implementing marketing strategies to better enable our clients to satisfy efficiently our consumers' growing demand for our products." stated Carlos Salazar, Chief Executive Officer of the Company.

   CONSOLIDATED RESULTS

   Consolidated revenues increased by 5.3% to Ps.4,342.2 million for the third quarter of 2002. Volume growth of 4.0%, (excluding powdered products)4 in our Mexican operations compensated for the 8.4% decrease in volume sales in Argentina. Third-quarter 2002 consolidated operating income increased by 12.6% over the same period in 2001.
   Consolidated EBITDA grew by 7.7%, reaching Ps.1,345.6 million for the third quarter of 2002. EBITDA margin increased slightly to 31.0%, as compared to 30.3% in the third quarter of 2001. This increase occurred mainly as a result of the greater absorption of fixed costs generated by the volume growth during the quarter and the price increases implemented during the first quarter of 2002 in Mexico.
   The integral cost of financing5 totaled Ps.77.7 million during the third quarter of 2002, a 73.4% increase as compared to the same period in 2001. This was due mainly to (i) a decrease in the interest rates applied to our net cash balance, (ii) the foreign exchange loss generated by the impact of the depreciation of the Mexican peso against the U.S. dollar on our U.S. dollar-denominated net liabilities position, and (iii) the monetary position loss generated by the inflation rate for the quarter applied to our net monetary position in Mexico and Argentina.

   We recognized consolidated income tax, tax on assets, and employee profit sharing expenses of Ps. 383.5 million for the third quarter of 2002, representing a 37.8% average annual effective tax rate, as compared to a 41.9% in the third quarter of 2001 due to the reduction of deferred taxes resulting from the changes to the Mexican income tax legislation, which will gradually lower the income tax rate from 35% in 2002 to 32% in 2005.

   BALANCE SHEET

   On September 30, 2002, we recorded a cash balance of Ps.5,510.0 million (U.S.$538.1 million) and a total bank debt position of Ps.3,155.6 million (U.S.$308.2 million). As compared to June 30, 2002, this represents a U.S.$77.3 million increase in cash and cash equivalents during the quarter.

   MEXICAN OPERATING RESULTS

   Revenues

   Revenues in the Mexican territories reached Ps.4,059.7 million, a 6.4% increase over the third quarter of 2001. Excluding powdered products, sales volume for the quarter reached 127.1 million unit cases ("MUC")6, a 4.0% improvement over the third quarter of 2001 and the average unit price per case was Ps.31.8.
   The following chart sets forth sales volume and average unit price per case for the first third quarter of 2002 as well as percent growth over the third quarter of 2001 in our Mexican territories.

                      Excluding Kin light       Including Kin light
                  ----------------------------------------------------
                     Total       % Growth          Total      % Growth
                  ----------------------------------------------------
Sales Volume (MUC)      127.1       4.0             130.5        6.8
Avg. Unit Price   Ps.    31.8       2.0        Ps.   30.9       (0.6)

   The increase in sales volume in our Mexican territories was attributable to (i) the increase in sales volume of cola-flavored beverages by 1.2% for the third quarter of 2002, (ii) the solid performance of Mundet, which represented 3.2% of the total product mix during the third quarter of 2002, and (iii) the volume increase in Ciel, the Coca-Cola trademark still water brand, which grew by 27.0% as compared to the third quarter of 2001.
   We continue to promote our Kin light brand powdered beverage in order to better examine this category's potential and evaluate consumption patterns and price strategies.

   Gross Profit

   Gross profit grew by 8.0% in the third quarter of 2002. As a percentage of total sales, cost of sales decreased by 0.8 percentage points during the third-quarter 2002 due to the greater absorption of fixed costs resulting from the increase in sales volume.

   Income from Operations

   Administrative expenses for the third quarter of 2002 increased by 7.8% as compared to the same period in 2001, mainly due to changes in payroll tax legislation adopted at the beginning of the year, although they remained almost flat as a percentage of total sales.
   Selling expenses for the third quarter of 2002 increased by 3.4% as compared to the third quarter of 2001, mainly driven by higher marketing expenses derived from several new products introduced during the quarter, although as a percentage of total sales they decreased by
0.5 percentage points.
   Improved sales volume resulted in an operating profit increase of 11.7% during the third quarter of 2002. Operating margin rose from 25.8% for the third quarter of 2001 to 27.1% for the same period in 2002. Third-quarter 2002 EBITDA totaled Ps.1,295.4 million (U.S.$126.5 million), a 7.3% increase over the third quarter of 2001.

   ARGENTINE OPERATING RESULTS

   Adverse economic conditions in Argentina have continued to affect our Argentine market. Based on government figures, the unemployment rate recorded totaled approximately 25% during the first nine months of 2002, and the estimated decrease in GDP was 14.8% for the same period.

   Revenues

   Due to the introduction of the new returnable package, sales volume declined 8.4% during the third quarter of 2002 as compared to the 21.7% decline in the second quarter and the 14% industry-wide sales volume decrease during the same period.
   Our recovery was mainly due to the performance of our recently launched 1.25-liter returnable glass presentation for Coca-Cola and Sprite, which represented almost 17% of the total product mix during the quarter. This strategy reduces the market share of our B-Brand competitors and is being accelerated by the migration from our one-way value-protection brands to returnable core brand presentations, leading to a more profitable volume recovery.
   Revenues for the third quarter of 2002 decreased by 8.1% as a result of the average unit price decrease of 2.2% and a sales volume decline of 8.4%.
   Other revenues during the third quarter of 2002 increased by 59.5% as compared to the same period of 2001, representing mainly sales from toll bottling for other bottlers of the Coca-Cola system in Argentina.

   Gross Profit

   Gross profit decreased by 30.4% in the third quarter of 2002 as a result of a larger depreciation charge in Argentine pesos related to our U.S. dollar-denominated assets, lower sales volume and higher prices of raw materials.

   Income from Operations

   The savings achieved through headcount reductions and cost optimization were offset by the depreciation charge in Argentine pesos related to our foreign currency-denominated assets and dollar-based leasing contracts for computer equipment resulting in an increase of
1.1 percentage points in administrative expenses, as a percentage of total sales, over the same quarter in 2001.
   As a percentage of total sales, selling expenses decreased by 8.7 percentage points during third-quarter 2002, representing a 31.7% decrease in absolute terms during the third quarter of 2002. This decrease resulted from (i) lower marketing expenses, (ii) headcount optimization, (iii) reduction in sales commissions, and (iv) reduction in transportation expenses.
   Despite the adverse economic environment in Argentina and as a result of a well designed commercial strategy and cost optimization efforts, we achieved a positive operating profit of A$2.6 million during the third quarter of 2002. Third-quarter 2002 EBITDA totaled A$18.4 million, reaching a 17.8% margin, an increase of 4.3 percentage points as compared to the same period in 2001.
   "Our returnable packaging presentation strategy is working better than planned. In Buenos Aires, our recently launched 1.25-liter returnable glass presentation accounted for more than 15% of total sales volume during each of the last three months. The implementation of this strategy allows us to build barriers of entry against our low-price brand competitors, which in turn helps us gain further market share, strengthen the brand awareness of Coca-Cola and Sprite, and provide the appropriate packaging presentation that our clients demand to fulfill the desire and consumption occasions of our Argentine consumers" stated Carlos Salazar, Chief Executive Officer of the Company.

   ARGENTINE GOODWILL IMPAIRMENT

   Due to the uncertainty and the instability of the economic environment in Argentina, we wrote down A$137.8 million (U.S.$36.9 million) related to the goodwill generated by the acquisition of the territories served by Coca-Cola FEMSA de Buenos Aires ("KOFBA"), adjusting the current net asset value of our Argentine subsidiary to A$295.9 million (U.S.$79.1 million). This impairment was recorded as a one-time non-cash extraordinary event in our consolidated income statement. Given the present economic situation in Argentina, we believe that the current net asset value of our foreign subsidiary is fairly valued and do not expect to recognize additional impairments in the future. Under Mexican GAAP, the remaining value of goodwill will continue to be amortized in the income statement. As a result, consolidated goodwill related to Argentina as of September 30, 2002 amounted to A$52.0 million.
   At the same time, we discontinued using our investment in KOFBA as a hedge for the liabilities incurred in connection with this acquisition due to the fact that our current operations in Argentina do not represent a natural hedge of this liability, mainly due to the current volatility of exchange rate and the elimination of the one-to-one parity of the Argentine peso against the U.S. dollar. The Auditing Committee of our Board of Directors supported this determination.
   "Due to the ongoing uncertainty in Argentina, we have proactively decided to take a one-time non-cash impairment, writing off a significant amount of the goodwill related to Argentina and discontinued recording the net asset value of our Argentine subsidiary as a hedge for the majority of our dollar-denominated liabilities given the current devaluation of the Argentine peso against the U.S. dollar. Going forward, consolidated net income, and as a consequence, earnings per share, will reflect a clearer and more meaningful result of the underlying performance of our operations," stated Hector Trevino, Chief Financial and Administrative Officer of the Company.

   RECENT DEVELOPMENTS

   During the third quarter of 2002, we launched the following new products/packages in our Mexican territories:

    -- Nestea, a lemon-flavored iced tea, created as part of a joint-venture between Coca-Cola and Nestle, was launched in a 400-ml non-returnable pet presentation, targeting adult consumers from mid-to-high economic levels.

    -- Beat, a new Coca-Cola trademark citrus flavored brand, was launched in a 250-ml non-returnable pet, can and 600-ml non-returnable pet presentations. Teenagers are our target market for this brand.

    -- We launched a 2.0-liter non-returnable pet presentation for Senzao, expanding our brand portfolio in order to fulfill consumer demand.

    -- We introduced a 5.0-liter non-returnable pet presentation of Ciel, the Coca-Cola trademark still water brand, reinforcing our water strategy. We believe there is an important market opportunity in the take-home water segment.

   SUMMARY OF NINE MONTHS RESULTS

   For the nine months ended September 30, 2002, consolidated sales volume reached 449.2 MUC (excluding powdered products), remaining almost flat as compared to the same period in 2001. Although sales volume in Buenos Aires fell by 16.1% during this period, it was offset by a volume increase in the Mexican territories of 3.9% during the first nine months of 2002.

   Excluding powdered products, consolidated average unit price per case increased by 6.0% during the first nine months of 2002, as compared to the same period in 2001. The consolidated increase was attributable to price increases in both the Mexican and Argentine territories during the first nine months of 2002.
   Gross operating margin as a percentage of net sales increased by
1.0 percentage points, from 53.4% in the first nine months of 2001 to 54.4% during the same period in 2002. Consolidated operating expenses increased by 2.7%, but decreased as a percentage of total revenues, from 29.9% during the first nine months of 2001 to 29.0% for the same period in 2002.
   Operating income increased by 15.8% to Ps.3,212.0 million and EBITDA reached Ps.3,947.4 million, an increase of 10.9%, both as compared to the first nine months of 2001. Our Argentine operations represented 3.4% of consolidated EBITDA during the first nine months of 2002.
   Excluding the one-time non-cash impairment charges related to our Argentine operations, consolidated net income increased by 46.9% to Ps.2,179.0, resulting in earnings per share (EPS) of Ps.1.529 (U.S.$1.49 per ADR).

   GROWTH EXPECTATIONS 2002

   Management continues to expect volume growth in the Mexican territories to increase in the range of 3%-5% in 2002 and expects increases in operating income for the Mexican operations to be in the range of 14%-16% during 2002.
   Given the success of our returnable strategy as implemented in Buenos Aires and the strong efforts to rationalize costs, we expect EBITDA in connection with our Buenos Aires operations to reach approximately A$75.0 million during 2002.

   CONFERENCE CALL INFORMATION

   Our Third-Quarter 2002 Conference Call will be held on: Friday, October 25, 2002, 10:30 A.M. Eastern Time (9:30 A.M. Mexico City
Time). To participate in the conference call, please dial: Domestic
U.S.: 888-482-0024, International: 617-801-9702.
   If you are unable to participate live, an instant replay of the conference call will be available through November 1, 2002. To listen to the replay please dial: Domestic U.S.: 888-286-8010; International:
617-801-6888, Passcode: 63094


   Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in the Valley of Mexico and the Southeast Territories in Mexico and in the Buenos Aires Territory in Argentina. The Company has eight bottling facilities in Mexico and one in Buenos Aires and serves more than 255,000 retailers in Mexico and 72,000 retailers in the greater Buenos Aires area. Coca-Cola FEMSA currently accounts for approximately 3.4% of Coca-Cola global sales, 25.0% of all Coca-Cola sales in Mexico and approximately 36.5% of all Coca-Cola sales in Argentina. The Coca-Cola Company owns a 30% equity interest in Coca-Cola FEMSA.


   Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). Figures of the Company's operations in Argentina were prepared in accordance with Argentine generally accepted accounting principles. All figures are expressed in constant Mexican pesos with purchasing power at September 30, 2002. For comparison purposes, 2001 and 2002 figures from the Company's Argentine operations have been restated taking into account Argentine inflation with reference to the Argentine consumer price index and converted from Argentine pesos into Mexican pesos using the September 30, 2002 exchange rate of Ps. 2.738 per A$1.00. In addition, all comparisons in this report for the third quarter of 2002, which ended on September 30, 2002, in this report are made against the figures for the comparable period, third quarter 2001, unless otherwise noted.
   This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates of
   Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties that could materially impact the Company's actual performance.
   References herein to "U.S.$" are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(1) Coca-Cola FEMSA calculated EBITDA based on income from operations plus depreciation, amortization, and non-cash items (including bottle breakage expenses). The U.S. Securities Exchange Commission does not endorse the useof EBITDA;

(2)  See Argentina Goodwill Impairment, page 5

(3) We distribute Coca-Cola Co. trademark powdered products under the Kin light brand, a diet flavored powder.

(4) The term "integral cost of financing" refers to the combined financial effects of (i) net interest expense or interest income, (ii) net foreign exchange gains or losses, and (iii) inflation of our monetary position.

(5)  The unit case is a unit measurement equal to 24 eight-ounce servings.


Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheet
As of September  30, 2002 and December 31, 2001
Millions of Mexican pesos (Ps.)
Expressed in currency with purchasing power as of September 30, 2002
--------------------------------------------------------------------------------




ASSETS                                     2002            2001
---------------------------------------------------------------------
Current Assets
 Cash and cash equivalents       Ps.      5,510  Ps.      4,442
---------------------------------------------------------------------
 Accounts receivable:
  Trade                                     345             570
  Notes                                       9              23
  Prepaid taxes                             182               2
  Other                                     257             321
---------------------------------------------------------------------
                                            793             916
---------------------------------------------------------------------
 Inventories                                813             559
 Prepaid expenses                            43              26
---------------------------------------------------------------------
Total current assets                      7,159           5,943
---------------------------------------------------------------------
Property, plant and
 equipment
 Land                                       750             736
 Buildings, machinery and
  equipment                               8,249           7,754
 Accumulated depreciation                (3,018)         (2,538)
 Construction in progress                   402             299
 Bottles and cases                          297             207
---------------------------------------------------------------------
Total property, plant and
 equipment                                6,680           6,458
---------------------------------------------------------------------
Investment in shares                        107             119
Deferred charges, net                       572             510
Goodwill,
 net                                        249             861
---------------------------------------------------------------------
TOTAL ASSETS                     Ps.     14,767  Ps.     13,891
=====================================================================


LIABILITIES & STOCKHOLDERS' EQUITY                                      2002        2001
-----------------------------------------------------------------------------------------
Current Liabilities
          Short-term bank loans, notes and interest payable      Ps.     144  Ps.     78
          Suppliers                                                    1,168       1,463
          Accounts payable and others                                    540         457
          Taxes payable                                                  193         376
-----------------------------------------------------------------------------------------
Total Current Liabilities                                              2,045       2,374
-----------------------------------------------------------------------------------------
Long-term bank loans                                                   3,105       2,900
Pension plan and seniority premium                                       175         170
Other liabilities                                                      1,286         999
-----------------------------------------------------------------------------------------
Total Liabilities                                                      6,611       6,443
-----------------------------------------------------------------------------------------
Stockholders' Equity
Minority interest                                                          0           0
Majority interest:
          Capital stock                                                2,330       2,330
          Additional paid in capital                                   1,639       1,639
          Retained earnings of prior years                             6,509       4,935
          Net income for the period                                    1,802       2,149
          Cumulative results of holding
             non-monetary assets                                      (4,124)     (3,605)
-----------------------------------------------------------------------------------------
Total majority interest                                                8,156       7,448
-----------------------------------------------------------------------------------------
Total stockholders' equity                                             8,156       7,448
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES & EQUITY                                       Ps.  14,767  Ps. 13,891
=========================================================================================


Mexican Inflation December 2001 - September 2002                      3.94%
Argentine Inflation December 2001 - September 2002                   39.81%
Mexican Peso / U.S.Dollar at September 30, 2002                     10.240
Argentine peso / U:S Dollar September 30, 2002                       3.740

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended September 30, 2002 and 2001
Expressed in currency with purchasing power as of  September 30, 2002

                                ---------------------------------------------------------------------------------
                                          Consolidated           Mexican                   Buenos Aires Operation
                                                                 Operations
                                ---------------------------------------------------------------------------------
                                              (Millions of Mexican Pesos) (1)              (Millions of Argentine
                                                                                                 Pesos) (1)
                                ---------------------------------------------------------------------------------
                                     2002        2001   % VAR         2002    2001  % VAR    2002   2001  % VAR
-----------------------------------------------------------------------------------------------------------------
Sales volume (millions unit
 cases)                             157.7       151.9       3.7      130.5   122.2     6.8   27.2   29.7    (8.4)
Average unit price per case         27.29       27.00       1.1      30.94   31.13    (0.6)  3.58   3.66    (2.2)
-----------------------------------------------------------------------------------------------------------------
Net revenues                      4,304.2     4,100.9       5.0    4,037.6 3,803.7     6.1   97.3  108.6   (10.4)
Other operating revenues             38.0        22.7      67.4       22.1    12.5    76.8    5.9    3.7    59.5
-----------------------------------------------------------------------------------------------------------------
Total revenues                    4,342.2     4,123.6       5.3    4,059.7 3,816.2     6.4  103.2  112.3    (8.1)
Cost of sales                     1,981.8     1,887.5       5.0    1,796.5 1,719.7     4.5   67.7   61.3    10.4
-----------------------------------------------------------------------------------------------------------------
Gross profit                      2,360.4     2,236.1       5.6    2,263.2 2,096.5     8.0   35.5   51.0   (30.4)
-----------------------------------------------------------------------------------------------------------------
Administrative expenses             349.6       324.0       7.9      330.4   306.5     7.8    7.0    6.4     9.4
Selling expenses                    901.3       906.9      (0.6)     830.4   803.3     3.4   25.9   37.9   (31.7)
-----------------------------------------------------------------------------------------------------------------
Operating expenses                1,250.9     1,230.9       1.6    1,160.8 1,109.8     4.6   32.9   44.3   (25.7)
-----------------------------------------------------------------------------------------------------------------
Goodwill amortization                 4.8        24.5     (80.4)       1.9     1.9       -      -    1.2  (100.0)
-----------------------------------------------------------------------------------------------------------------
Operating income                  1,104.7       980.7      12.6    1,100.5   984.8    11.7    2.6    5.5   (52.7)
-----------------------------------------------------------------------------------------------------------------
Interest expense                     81.6        83.2      (1.9)
Interest income                      61.2        64.9      (5.7)
Interest expense, net                20.4        18.2      12.1
Foreign exchange loss (gain)         25.9       (28.1)   (192.2)
Loss (gain) on monetary position     31.4        54.7     (42.6)
----------------------------------------------------------------
Integral cost of financing           77.7        44.8      73.4
Other (income) expenses, net         13.7         6.9      99.1
----------------------------------------------------------------
Income before taxes               1,013.3       929.0       9.1
Taxes                               383.5       388.9      (1.4)
----------------------------------------------------------------
Goodwill Impairment                (377.4)          -     NA
----------------------------------------------------------------
Consolidated net income             252.4       540.1     (53.3)
----------------------------------------------------------------
Majority net income                 252.4       540.1     (53.3)
-----------------------------------------------------------------------------------------------------------------
EBITDA (2)                        1,345.6     1,249.3       7.7    1,295.4 1,207.6     7.3   18.4   15.2    21.1
-----------------------------------------------------------------------------------------------------------------

(1) Except volume and average price per unit case figures.
(2) Income from operations + depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

     Mexican Inflation June 2002 - September 2002                    1.27%
     Argentine Inflation  June 2002 -September 2002                  6.75%
     Mexican Peso / U.S.Dollar at September 30, 2002               10.240
     Argentine peso / U.S. Dollar at September 30, 2002             3.740
     Mexican Peso / Argentine peso at September 30 2002             2.738

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the nine months ended September  30, 2002 and 2001
Expressed in currency with purchasing power as of September 30, 2002

                                              --------------------------------------------------------------------------
                                                     Consolidated         Mexican                 Buenos Aires Operation
                                                                          Operations
                                              --------------------------------------------------------------------------
                                                        (Millions of Mexican Pesos) (1)           (Millions of Argentine
                                                                                                        Pesos) (1)
                                              --------------------------------------------------------------------------
                                                  2002     2001   % VAR        2002     2001 % VAR     2002  2001 % VAR
------------------------------------------------------------------------------------------------------------------------
Sales Volume(millions unit cases)                455.3    450.6      1.0      375.5    355.5  5.6      79.8  95.1 (16.1)
Average unit price per case                      27.88    26.67      4.5      31.63    31.10  1.7      3.74  3.69   1.4
------------------------------------------------------------------------------------------------------------------------
Net revenues                                  12,694.0 12,017.3      5.6   11,877.2 11,057.0  7.4     298.3 350.7 (14.9)
Other operating revenues                          93.0     80.4     15.7       53.5     46.1 16.1      14.4  12.6  14.3
------------------------------------------------------------------------------------------------------------------------
Total revenues                                12,787.0 12,097.7      5.7   11,930.7 11,103.1  7.5     312.7 363.3 (13.9)
Cost of sales                                  5,832.5  5,634.6      3.5    5,270.4  5,093.1  3.5     205.3 197.8   3.8
------------------------------------------------------------------------------------------------------------------------
Gross profit                                   6,954.5  6,463.1      7.6    6,660.3  6,010.0 10.8     107.4 165.5 (35.1)
------------------------------------------------------------------------------------------------------------------------
Administrative expenses                        1,005.5    930.8      8.0      946.7    877.3  7.9      21.5  19.5  10.3
Selling expenses                               2,706.1  2,684.1      0.8    2,489.8  2,366.8  5.2      79.0 115.9 (31.8)
------------------------------------------------------------------------------------------------------------------------
Operating expenses                             3,711.6  3,614.9      2.7    3,436.5  3,244.1  5.9     100.5 135.4 (25.8)
------------------------------------------------------------------------------------------------------------------------
Goodwill amortization                             30.9     74.0    (58.2)       5.8      5.8 (0.0)      2.3   3.6 (36.1)
------------------------------------------------------------------------------------------------------------------------
Operating income                               3,212.0  2,774.2     15.8    3,218.0  2,760.1 16.6       4.6  26.5 (82.6)
------------------------------------------------------------------------------------------------------------------------
Interest expense                                 236.8    247.2     (4.2)
Interest income                                  178.2    203.4    (12.4)
Interest expense, net                             58.6     43.8     33.8
Foreign exchange loss (gain)                    (130.1)    47.0   (376.8)
Loss (gain) on monetary position                (411.2)    41.4 (1,093.2)
-------------------------------------------------------------------------
Integral cost of financing                      (482.7)   132.2   (465.1)
Other (income) expenses, net                      64.0    (12.3)  (620.7)
-------------------------------------------------------------------------
Income before taxes                            3,630.7  2,654.3     36.8
Taxes                                          1,451.7  1,142.8     27.0
-------------------------------------------------------------------------
Goodwill Impairment                             (377.4)       -     NA
                                              ---------------------------
Effect of changes in accounting principles (2)       -    (28.4)    NA
-------------------------------------------------------------------------
Consolidated net income                        1,801.6  1,483.1     21.5
-------------------------------------------------------------------------
Majority net income                            1,801.6  1,483.1     21.5
------------------------------------------------------------------------------------------------------------------------
EBITDA (3)                                     3,947.4  3,559.7     10.9    3,811.7  3,408.0 11.8      49.6  55.4 (10.5)
------------------------------------------------------------------------------------------------------------------------

(1) Except volume and average price per unit case figures.
(2) Issuance of bulletin C-2 "Financial Instruments" included in first quarter 2001 . For additional information refer to first quarter 2001 Press Release.
(3) Income from operations + depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

             Mexican Inflation September 2001 - September 2002           4.95%
             Argentine Inflation September 2001 - September 2002        38.70%
             Mexican Peso / U.S.Dollar at September 30, 2002           10.240
             Argentine Peso / U.S.Dollar at September 30 2002           3.740
             Mexican Peso / Argentine peso at September 30 2002         2.738

                         Selected Information

 For the nine months ended September 30, 2002

 Expressed in Pesos as of  September 30, 2002
                                                               2002
 -------------------------------------------------------------------
 Depreciation (1)                                             419.2
 Amortization and others                                      316.2
 Capital Expenditures  (2)                                    766.1
 -------------------------------------------------------------------
 (1) (Includes goodwill amortization)
 (2) (Includes Bottles and Cases and Deferred Charges)

 Sales Volume Information
 Expressed in millions of unit cases
                                                       2002    2001
 -------------------------------------------------------------------
 Mexico (3)                                           375.5   355.5
 Valley of Mexico                                     281.5   264.3
 Southeast                                             94.0    91.2
 Buenos Aires                                          79.8    95.1
 -------------------------------------------------------------------
 Total                                                455.3   450.6
 ===================================================================
 (3) (Includes 6.1 MUC Kin light)

 Product Mix by Brand
 (Colas / Flavors (3) / Water)
 Expressed as a percentage of total volume
                                                       2002    2001
 -------------------------------------------------------------------
 Mexico                                             72/23/5 75/21/4
 Valley of Mexico                                   72/24/4 76/20/4
 Southeast                                          71/23/6 72/22/6
 Buenos Aires                                       67/32/1 70/30/0
 -------------------------------------------------------------------
 Total                                              71/25/4 74/23/3
 ===================================================================
 (3) (Includes 6.1 MUC Kin light)

 Product Mix by Presentation
 (Returnable / Non Returnable)
 Expressed as a percentage of total volume
                                                       2002    2001
 -------------------------------------------------------------------
 Mexico                                               37/63   41/59
 Valley of Mexico                                     35/65   40/60
 Southeast                                            44/56   45/55
 Buenos Aires                                         10/90    6/94
 -------------------------------------------------------------------
 Total                                                32/68   34/66
 ===================================================----------------


                         Selected Information

 For the three months ended September 30, 2002

 Expressed in Pesos as of  September 30, 2002
                                                                 2002
 ---------------------------------------------------------------------
 Depreciation (1)                                               120.7
 Amortization and others                                        120.2
 Capital Expenditures  (2)                                      245.1
 ---------------------------------------------------------------------
 (1) (Includes goodwill amortization)
 (2) (Includes Bottles and Cases and Deferred Charges)

 Sales Volume Information
 Expressed in millions of unit cases
                                                         2002    2001
 ---------------------------------------------------------------------
 Mexico (3)                                             130.5   122.3
 Valley of Mexico                                        97.7    90.6
 Southeast                                               32.9    31.7
 Buenos Aires                                            27.2    29.7
 ---------------------------------------------------------------------
 Total                                                  157.7   152.0
 =====================================================================
 (3) (Includes 3.4 MUC Kin light)

 Product Mix by Brand
 (Colas / Flavors (3) / Water)
 Expressed as a percentage of total volume
                                                         2002    2001
 ---------------------------------------------------------------------
 Mexico                                               71/24/5 74/22/4
 Valley of Mexico                                     71/25/4 76/20/4
 Southeast                                            71/22/7 71/23/6
 Buenos Aires                                         71/28/1 71/29/0
 ---------------------------------------------------------------------
 Total                                                71/25/4 74/23/3
 =====================================================----------------
 (3) (Includes 3.4 MUC Kin light)

 Product Mix by Presentation
 (Returnable / Non Returnable)
 Expressed as a percentage of total volume
                                                         2002    2001
 ---------------------------------------------------------------------
 Mexico                                                 37/63   40/60
 Valley of Mexico                                       34/66   39/61
 Southeast                                              44/56   44/56
 Buenos Aires                                           19/81    6/94
 ---------------------------------------------------------------------
 Total                                                  34/66   33/67
 ---------------------------------------------------------------------

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.

                            By: /s/ Federico Reyes
                            ----------------------------
                            Federico Reyes
                            Executive Vice President of Planning and Finance


Date:  October 25, 2002